October 5, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Jessica Livingston
                 Eric Envall

Re: Acceleration Request for Learn CW Investment Corporation
Registration Statement on Form S-1 (File No. 333-254820)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Learn CW Investment Corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-254820 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time or as soon thereafter as practicable, on October 7, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform David Ni of Sidley Austin LLP at (212) 839-5430.

Very truly yours,

/s/ Robert Hutter
Robert Hutter
Chief Executive Officer
CC: David Ni, Sidley Austin LLP